Exhibit 99.1

Seadrill Partners Receives Continued Listing Notification from the NYSE

London, United Kingdom, March 29, 2019—Seadrill Partners LLC (the “Company”) (NYSE: SDLP) received notification from the New York Stock Exchange (NYSE) on March 21, 2019 that it was no longer in compliance with the NYSE continued listing criteria that requires listed companies to maintain an average closing unit price of at least $1.00 over a consecutive 30 trading-day period.

In accordance with NYSE rules, the Company has a period of six months from receipt of the notice to regain compliance with the NYSE’s minimum share price requirement, with the possibility of extension at the discretion of the NYSE, and it has notified the NYSE of its intent to cure this deficiency. The Company’s common stock will continue to be listed and trade under the ticker SDLP.BC on the NYSE during this period, subject to the Company’s compliance with other NYSE continued listing requirements.

This NYSE notification does not affect the Company’s business operations, Securities and Exchange Commission reporting requirements, financing agreements or any other of the Company’s material agreements.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations including with respect to the Company’s ability to regain compliance with the NYSE’s continued listing standards. Although Seadrill Partners believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Seadrill Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Seadrill Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Seadrill Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.